CONFIDENTIAL TREATMENT REQUESTED BY CORUS BANKSHARES, INC.
VIA EDGAR & FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Joyce Sweeney

Re:	Corus Bankshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 File No. 000-06136
November 30, 2007
Dear Ms. Sweeney:
This is in response to your comments contained in your letter dated October 26, 2007 concerning the above-referenced filings.
Form 10-K for the Fiscal Year ended December 31, 2006
Exhibit 13 — 2006 Annual Report
Management’s Discussion and Analysis
Asset Quality, page 59
1.	We note your response to comment two of our letter dated September 14, 2007. You state that the appraisal obtained in the first half of 2007 on the underlying collateral of the Naples, Florida conversion loan indicated a significant decline in value. Please tell us the following regarding this loan and the underlying collateral:
•	the gross carrying value of the loan and any specific valuation allowance at December 31, 2006;
•	the estimated value of the underlying collateral at December 31, 2006 and June 30, 2007;
•	how you determined the collateral valuation at December 31, 2006;
•	the significant factors considered in the December 31, 2006 valuation; and
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•	describe the changes in fact and circumstances or new information considered after year-end that resulted in a significant decline in the estimate of collateral value as of June 30, 2007.
Registrant’s Response:
The gross carrying value of the Naples, Florida condominium conversion loan was $50.4 million at December 31, 2006. At that date, the estimated value of the underlying collateral for the loan, net of estimated costs to sell, was $54.4 million. No specific reserve was established for this loan as of December 31, 2006. Six months later, at June 30, 2007, the estimated value of the underlying collateral, net of estimated costs to sell, had dropped to $31.9 million. This decline in value of the underlying collateral gave rise to charge-offs on this loan of $15.5 million during 2007. Note that additional value, not included in the estimated values referenced above, was attributed to a payment guarantee of $2.5 million that the borrower had agreed to when the loan was first originated. Corus believed the guarantor to be of significant financial means sufficient to value the guarantee at its face value at both December 31, 2006 and June 30, 2007.
As of December 31, 2006, Corus believed a sale of the individual condominium units was still the highest and best use of this property. From May 2006 to December 2006, 86 condominium units had closed at an average price per square foot of $223. There were also 13 additional units under contract at an average of $229 per square foot. The 456 units in this project are all very similar in size and perceived desirability, thus Corus believed that these sales prices were reasonably representative of the remaining units.
Corus noticed that sales velocity on this project had slowed during the fourth quarter of 2006. Based on this slowdown, Corus believed that the remaining units could be sold only at a discount to recent sales prices. Based on this belief, Corus used a discounted price of $178 per square foot (a 20% discount to recent sales), resulting in a total estimated “gross sell out value” for the remaining units of approximately $69 million. Corus then discounted the estimated future cash flow stream from the sale of units, combined with projected cash flows from interim rental operations, via a methodology frequently referred to as a “bulk sale discounted value” (with our assumptions discussed below), to arrive at an estimated present value for the project of $54.4 million, net of costs to sell. This value was in excess of our December 31, 2006 gross carrying value of $50.4 million.
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Another important element that factored into Corus’ assessment as of December 31, 2006, was that another lender, a nationally recognized financial firm (rated AAA by Standard & Poor’s and Aa1 by Moody’s), had provided a $22 million ‘mezzanine’ loan (i.e., second mortgage) as part of the overall financing for this project. While it is difficult to empirically analyze the value of having another lender with such a substantial position subordinate to Corus’ first mortgage loan, Corus believed this significant investment enhanced Corus’ position.
The “bulk sale discount” value methodology, an approach frequently utilized by the independent outside appraisers, is an estimate of what a buyer might pay to acquire a property in its then “as is” condition. Corus believes the more important assumptions it made in arriving at the aforementioned $54.4 million bulk sale discounted value include:
•	sales price per square foot for the remaining units (at the above cited $178),
•	sales pace/velocity,
•	the amount of equity a buyer would invest,
•	market interest rates on a buyer’s loan,
•	the buyer’s required rate of return on equity,
•	gross rental income, and
•	operating expenses.
During the second quarter of 2007, Corus learned that: 1) the borrower had ceased efforts to sell the remaining units as condominiums, resulting in few new sales during 2007, 2) the borrower and mezzanine lender allowed the loan to default by not making necessary interest payments, and 3) the mezzanine lender did not bid at the foreclosure sale, effectively walking away from its $22 million investment. The combination of these factors caused Corus to perceive a sale of the project as condominium units to be significantly less viable at June 30, 2007. This difference in the perceived “exit strategy” is crucial since the property’s value as apartment buildings would be materially lower than its value under the condominium scenario. As a result, in May of 2007 Corus ordered an appraisal of the project from an outside independent appraiser. This appraisal, which was received in early June 2007, indicated the highest and best use for the property to be as an apartment rental project and estimated a value, net of selling costs, of $31.9 million.
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Asset Quality, page 59
2.	In Note 5 of your June 30, 2007 10-Q you disclose that none of the five impaired loans at June 30, 2007 were specifically reserved for in the allowance for loan losses. In light of the significant decline in the collateral valuation of the foreclosed Naples, Florida conversion loan, tell us how you determined that there were not similar significant declines in collateral value below the loan carrying value related to impaired loans as of June 30, 2007.
Registrant’s Response:
Corus’ condominium secured loans can display significant variation in their risk profiles, primarily due to:
a.	Differences in the nature of the underlying collateral — some objective (e.g., number of units, size of the units, etc.), while other factors being more subjective (e.g., quality of finishes, geographical location, etc.) — with the result being that two projects that may sound broadly similar on the surface can have vastly different estimated values (discussed further below). There are also profound differences between condominiums created as a result of the “ground up” construction of new buildings as compared to those which arise from converting apartment buildings into condominiums (what we refer to as “condominium construction” and “condominium conversion” loans, respectively);
b.	Loan commitment relative to the estimated value of the collateral, which can vary significantly (with the effect being that two projects of approximately similar value may have dramatically different risk profiles);
c.	The borrower’s, who are typically also the project’s developer, experience in developing condominium projects; and
d.	Whether the project included financing from lenders other than Corus, and whose loans were subordinate to Corus’ first mortgage loan. With regard to Corus’ condominium lending efforts, these subordinate loans (what we refer to below as “mezzanine loans”) were quite common.
As a matter of convention, Corus commonly refers to the borrower and mezzanine lenders collectively as the loan’s “sponsors.”
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On a quarterly basis, Corus completes a ‘Loan Assessment Worksheet’ for every loan that is rated Substandard or worse, non-accrual, 90 days or more past due, or has been restructured and determined to be a “Troubled Debt Restructuring.” The Loan Assessment Worksheet is prepared consistent with the guidance of Statement of Financial Accounting Standards No. 114. Corus estimates the value of the collateral securing its condominium loans either via an appraisal ordered from an outside independent appraiser or via its own internally generated estimates of value. When internally generating estimates of value, Corus typically utilizes an approach referred to as the “bulk sale discount value” (discussed in detail under Response #1). Regardless though of the methodology used to generate internal estimates of value, Corus gives consideration to numerous factors, which may include: objective items such as cost of construction, sales pace (contracted and closed), pricing trends, the amount and source of the capital in the project, views from the units, proximity to transportation, etc.; and subjective factors such as location, quality of the project, developer’s experience, perceived strength (or weakness) of local market, presence (or not) of competing projects, etc.
If loan exposure is estimated to be in excess of estimated collateral value, Corus will: a) establish a specific reserve equal to the impairment amount, b) charge-off the impairment amount, or possibly some combination of the two, with the determination of the appropriate application based on Corus’ assessment as to whether the then available information confirms some portion of the loan to be uncollectible. An important factor for Corus is whether the loan’s sponsors continue to support the project, with financial support being the most material manifestation of this support (e.g., making interest payments, covering operating shortfalls and/or cost overruns, etc.).
Each of the five loans listed as impaired as of June 30, 2007 had various attributes and circumstances that rendered them different from the foreclosed project in Naples. Below is a discussion of those five loans and the associated collateral. Two of the projects are located in San Diego, CA., two on the Gulf coast of Florida, and one in Phoenix, AZ.
As discussed in more detail below, through June 30, 2007, loan sponsors had provided significant financial support for each of the five impaired loans. While the presence of such subordinate financing, and their financial support of a project that is not performing as well as expected, does not dictate value, it does provide a significant indication that those parties “closest” to the project and with the “top dollars at risk” believe there is value in the collateral that exceeds Corus’ loan amount.
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Impaired Loan #1. Located in San Diego, CA.
In distinction to the Naples project, the pace of condo sales during the six months ended June 30, 2007 were greater than the level achieved in the prior six months. During the second quarter of 2007, Corus ordered an appraisal of the project from an outside independent appraiser. This appraisal, which was received in early June 2007, indicated a value that somewhat exceeded Corus’ own internally estimated bulk sale discount value (with estimated future sales price of condos based on recent sales trends, with sales pace increasing through June 30, 2007, and using inputs which reflected the attributes of this project). Both values exceeded Corus’ loan exposure as of June 30, 2007, and as a result, the Loan Assessment Worksheet completed as of June 30, 2007 indicated no impairment amount.
In addition, and in contrast to the loan on the project in Naples, the mezzanine lender had shown material support for this project through June 30, 2007, including making all interest payments (of $2 million). The loan was current as of June 30, 2007.
Impaired Loan #2. Located in San Diego, CA.
This project displayed condo sales during the six months ended June 30, 2007 that were essentially equal to the rate over the prior six months. Corus’ internal valuation was determined via the bulk sale discount value approach (with the estimated future sales price of condos based on recent sales trends, as the pace of sales had been stable through June 30, 2007, and using inputs which reflected the attributes of this project). The estimated collateral value exceeded Corus’ loan exposure as of June 30, 2007, and as a result, the Loan Assessment Worksheet completed as of June 30, 2007 indicated no impairment amount.
This project received substantial support from the mezzanine lender, [ * ]. The loan was current as of June 30, 2007.
Impaired Loan #3. Located in Ft. Myers, FL
As of June 30, 2007, [ * ]. Corus therefore ordered an appraisal of the project from an outside independent appraiser during the first quarter of 2007. The appraisal, received in March of 2007, provided two estimates of value, one based on selling the project as condo units and the second maintaining it as an apartment rental property. The valuations for both scenarios were essentially the same, and both exceeded Corus’ loan exposure as of June 30, 2007. As a result, the Loan Assessment Worksheet completed as of June 30, 2007 indicated no impairment amount.
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[ * ]. The loan was current as of June 30, 2007.
Impaired Loan #4. Located in Tampa, FL.
The pace of closings on this project began to slow in the fourth quarter of 2006, and even more so in the first quarter of 2007. In 2007, in return for Corus granting certain concessions to the borrower (including a reduction in the interest rate on a portion of the loan and an extension of the maturity date), the borrower provided Corus with a personal payment guarantee for a portion of the loan. The guarantee, which declines over time if certain conditions are met, was for [ * ] as of June 30, 2007. Corus believed the guarantor to be of significant financial strength and substantial liquidity [ * ]. {Corus determined that its receipt of the Borrower’s guarantee in return for the partial rate reduction and maturity extension on this loan constituted a Troubled Debt Restructuring (“TDR”). Corus internally classified the loan as a TDR as of June 30, 2007. Since the loan was reported as nonaccrual as of June 30, 2007, it was not — in compliance with Industry Guide 3 — separately disclosed as a TDR.}
Corus ordered and received an appraisal of the project from an outside independent appraiser during the first quarter of 2007. The appraised value of the property, net of estimated costs to sell, combined with the personal guarantee, exceeded Corus’ exposure on the loan as of June 30, 2007. As a result, the Loan Assessment Worksheet completed as of June 30, 2007 indicated no impairment amount.
In addition to providing the aforementioned guarantee, through the six months ended June 30, 2007, the borrower made “out of pocket” advances in excess of [ * ] to cover interest payments. Corus perceived the Borrower’s action to have been a strong showing of support for the project. The loan was current as of June 30, 2007.
Impaired Loan #5. Located in Phoenix, AZ.
While the developer of this project continued to sell condo units during the six months ended June 30, 2007, those sales were at a slower pace than the previous six months. Corus’ internal valuation was determined using a bulk sale discount valuation methodology (with the estimated future sales price of condos at a discount to recent sales due to pace of sales having slowed, and using inputs which reflected the attributes of this project). The estimated collateral value exceeded Corus’ loan exposure as of June 30, 2007, and as a result, the Loan Assessment Worksheet completed as of June 30, 2007 indicated no impairment amount.
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In contrast to the loan on the project in Naples, the mezzanine lender provided material support to the project. In the six months ending June 30, 2007, the mezzanine lender infused about [ * ] into the project, which included making all interest payments (of nearly [ * ]) to keep the loan current through June 30, 2007. The loan was current as of June 30, 2007.
Asset Quality, page 59
3.	Also in response to comment two, you state that you believed the credit environment for U.S. residential for-sale real estate continued to show meaningful stress through 2007, and may well have deteriorated from December 31, 2006, but that you did not perceive that environmental changes were sufficiently clear to warrant an increase in the management adjustment factor for construction loans from December 31, 2006. Please describe for us the specific environmental indicators you considered when evaluating the construction loans management adjustment factor at December 31, 2006 and June 30, 2007. Explain why you did not perceive the changes in various environmental factors to be “sufficiently clear” to warrant a change in the management adjustment factor for construction loans as of June 30, 2007.
Registrant’s Response:
Corus believed that the U.S. residential for-sale real estate market had shown signs of deterioration from December 31, 2006 through June 30, 2007. With that said, indications of this stress, both at December 31, 2006 and June 30, 2007, appeared to be primarily reflected in Corus’ portfolio of condominium conversion loans. Most of the qualitative factors considered by Corus relative to its condominium construction portfolio had either shown no change or only modest change. Those factors, as discussed in more detail below, include: Corus having had no condominium construction loans that were either past due 90 days or more or nonaccrual as of December 31, 2006 or June 30, 2007. In addition, Corus had not experienced any charge-offs on its condominium construction portfolio for the past 10 years, through and including June 30, 2007.
In light of this information, Corus concluded that, while acknowledging the signs of stress, the changes in environmental factors from December 31, 2006 through June 30, 2007 did not provide sufficient basis to warrant (and allow management to objectively support) a change in the management adjustment factor on its condominium construction loan portfolio as of June 30, 2007.
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In its quarterly Allowance for Loan Losses reports, Corus considers various qualitative (i.e., environmental) factors that could cause estimated credit losses to differ from Corus’ historical loss experience, thereby potentially impacting the management adjustment factors. Following is a list of those items considered, along with Corus’ perceptions regarding changes (or lack thereof), in those factors from December 31, 2006 and June 30, 2007:
•	Changes in lending policies and procedures, and underwriting and collection standards.
>	Corus did not implement any significant changes to any of its lending policies, procedures, underwriting or collection standards relating to its condominium construction loan portfolio from December 31, 2006 to June 30, 2007.
•	Changes in the experience, ability, and depth of lending management and other relevant staff.
>	Corus had no changes of senior personnel in any division (e.g., originations, underwriting, loan review, operations, etc.) of its commercial real estate group, and thus no changes in experience, ability, or depth of management, from December 31, 2006 to June 30, 2007.
•	Changes in the quality of the institution’s loan review system;
>	Corus does not perceive there to have been any fundamental changes in the quality of its loan review systems from December 31, 2006 to June 30, 2007.
•	Changes in the absolute amount, rate of growth and severity of: a) loans past due 90 days or more, b) nonaccrual loans, and c) classified loans.
>	Corus had no condominium construction loans that were past due 90 days or more as of either December 31, 2006 or June 30, 2007.
>	Corus did not have any nonaccrual condominium construction loans at either December 31, 2006 or June 30, 2007.
>	As discussed above (in response to Question #2), Corus completes a “Loan Assessment Worksheet” for every loan that is rated Substandard or worse, non-accrual, 90 days or more past due, or has been restructured and determined to be a “Troubled Debt Restructuring.” The Loan Assessment Worksheet is prepared consistent with the guidance of Statement of Financial Accounting Standards No. 114. The results of those reviews determined that there were no impaired condo construction loans at December 31, 2006. Further, the single condo
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construction loan determined to be impaired at June 30, 2007 reflected Corus’ determination that a restructuring of the loan qualified as a Troubled Debt Restructuring (discussed above under Response #2 under the heading “Impaired Loan #2”). As discussed above in detail (in Response #2), the individual analyses of each of the construction loans indicated that the then estimated value of Corus’ collateral exceeded the then existing loan exposure. Therefore, while classified condominium construction loans had increased from December 31, 2006 to June 30, 2007, Corus determined, as a result of its review process, that there were no inherent losses at each of those respective points in time.
•	Changes in charge-off and recovery practices (not considered elsewhere) in estimating credit losses.
>	Corus did not believe there to have been any significant changes in its charge-off and/or recovery practices from December 31, 2006 to June 30, 2007. Moreover, through June 30, 2007, Corus had experienced zero charge-offs on its condominium construction loan portfolio for over 10 years. (The charge-offs during the fourth quarter of 2006 and through June 30, 2007 were related to loans secured by an office project and a condominium conversion project, respectively).
•	Changes in national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments.
>	While various aspects of the U.S. economy showed indications of stability during the first six months of 2007 (moderate GDP growth and stable interest rates), if not outright strength (particularly in the equity markets), the U.S. housing and mortgage markets had displayed various signs of weakness. While certain indices showed home values essentially flat for the first six months of 2007 (OFHEO’s House Price Index), other home price indices reflected duress (as an example, the S&P/Case-Schiller index indicated declines in home prices of between 3% and 6% from December 31, 2006 through to June 30, 2007). Corus incorporated this information, along with other qualitative indicators (as discussed herein), into its thinking regarding the appropriateness of the Management Adjustment Factor for each segment of its loan portfolio, including its condominium construction loans as of June 30, 2007.
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•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations.
>	While Corus has a very concentrated loan portfolio, this concentration has not changed in any meaningful way from December 31, 2006 to June 30, 2007. As evidence of this stability, a) Commercial real estate loans represented nearly 100% of Corus’ loans at both dates, b) Commercial real estate secured by condominium projects were 95% of total commercial real estate loan commitments (the sum of balances outstanding plus unfunded commitments) at both December 31, 2006 and June 30, 2007, and c) Corus’ most significant commercial real estate loan exposures were in the same three states as of both dates (Florida, California and Nevada, primarily Las Vegas), which represented 62% and 61%, at December 31, 2006 and June 30, 2007, respectively, of total commercial real estate loan commitments.
•	Changes in the nature and volume of the portfolio and in the terms of loans.
>	With regard to the nature of Corus’ loan portfolio, there was, as described in detail above, no significant change from December 31, 2006 to June 30, 2007. As to volume, while Corus’ originations of condominium construction secured commercial real estate loans slowed during the first six months of 2007, as compared to the trend rate during 2006, Corus still originated a significant volume of condominium construction loans (just under $1 billion). Corus originates a relatively small number of large loans, which can result in wide fluctuations from quarter to quarter.
•	The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.
>	Corus does not believe there had been any material changes in competition, legal, and/or regulatory requirements from December 31, 2006 through June 30, 2007 that would have caused a change in Corus’ estimate of losses on its portfolio of condominium construction loans.
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If you have any questions or comments, please feel free to contact me directly at 773-832-3470.
Sincerely,
/s/ Tim H. Taylor
Tim H. Taylor
Chief Financial Officer
Cc: Robert Glickman & Mike Dulberg
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